Joint News Release





Stock Symbol: **TSXV: ODM**
Website: www.youngdavidson.com

Stock Symbols: **TSX: NGX, AMEX: NXG**
Website: www.northgateminerals.com

NORTHGATE COMPLETES ACQUISITION OF YOUNG-DAVIDSON MINES, LIMITED
DIAMOND DRILLING ON THE YOUNG-DAVIDSON PROPERTY TO BEGIN IN EARLY 2006

VANCOUVER, November 2, 2005 –Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) and Young-Davidson Mines, Limited (TSXV: ODM) are pleased to announce that they have completed their merger as announced on September 14, 2005. Young-Davidson has become a wholly-owned subsidiary of Northgate and the shares of Young-Davidson were de-listed from the TSX Venture Exchange at the close of business on November 2, 2005.

Pursuant to the merger agreement, Young-Davidson shareholders will receive 13,104,688 Northgate common shares and a total of 747,243 options and convertible securities. As a result of the merger, Northgate now has 213,846,449 common shares issued and outstanding.

Ken Stowe, Northgate's President and Chief Executive Officer, stated: *"The completion of the Young-Davidson merger represents an excellent first step in our growth strategy and we are pleased to welcome Young-Davidson's shareholders to Northgate. Early in the New Year, we plan to begin an extensive diamond drilling campaign on the Young-Davidson property with the goal of identifying additional gold resources and moving a significant fraction of the existing underground inferred resources into the measured and indicated category by the end of 2006."*

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Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note to US Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. US investors are urged to consider closely the disclosure in Northgate's 2004 Annual Report on Form 40-F. This disclosure can be reviewed on EDGAR at www.sec.gov.

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Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the *United States Securities Exchange Act of 1934*, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2004 Annual Report and under the heading "Risk Factors" in Northgate's 2004 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission on EDGAR (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe
President and Chief Executive Officer
Northgate Minerals Corporation
416-216-2772

Mr. Tom Obradovich
President and Chief Executive Officer
Young-Davidson Mines, Limited
416-364-0042